Exhibit 2.1

Execution Version

CONTRIBUTION AND SALE AGREEMENT

By and Between

TD Marine, LLC

(Contributor)

and

Genesis Energy, L.P.

(Parent)

covering the acquisition of Contributor’s effective 51% interest in

DG Marine Transportation, LLC
(Marine)

by acquiring Contributor’s 90.67% interest in

DG JV, LLC
(JV)

which owns a 75% interest in

DG Marine Holdings, LLC
(Holdings)

which owns a 75% interest in

Marine

July 28, 2010

i

	(k)	Financial Statements	21
	(l)	Encumbrances for Borrowed Money	21
	(m)	Preferential Purchase Rights	22
	(n)	Subject Real Property	22
	(o)	Customers, Vendors and Suppliers	22
	(p)	Intellectual Property	22
	(q)	Receivables	22
	(r)	Insurance	22
	(s)	Inventory	23
	(t)	Employees	23
	(u)	Affiliate Services	23
	(v)	U.S. Citizen	23

6.	PRE-CLOSING COVENANTS		24
	(a)	General	24
	(b)	Notices, Consents and Audited Financial Statements	24
	(c)	Operation of Subject Business	24
	(d)	Exclusivity	26
	(e)	Damage or Condemnation	26
	(f)	Full Access	26
	(g)	HSR Act	27
	(h)	Liens and Encumbrances	27
	(i)	Amendment of Schedules	27
	(j)	Payoff Letter and Release of Liens	27

7.	POST-CLOSING COVENANTS		28
	(a)	General	28
	(b)	Litigation Support	28

8.	CONDITIONS TO OBLIGATION TO CLOSE		28
	(a)	Conditions to Obligation of the Parent	28
	(b)	Conditions to Obligation of the Contributor	29

9.	REMEDIES FOR BREACHES OF THIS AGREEMENT		30
	(a)	Survival of Representations and Warranties	30
	(b)	Indemnification Provisions for Benefit of the Parent	31
	(c)	Indemnification Provisions for the Benefit of the Contributor	32
	(d)	Matters Involving Third Parties	33
	(e)	Indemnification if Negligence of Indemnitee	34
	(f)	No Waiver of Rights or Remedies	34
	(g)	Determination of Amount of Adverse Consequences	34
	(h)	Tax Treatment of Indemnity Payments	35
	(i)	Exclusive Post-Closing Remedy	35
	(j)	Additional Remedy Matters	35

10.	TAX MATTERS		35
	(a)	Tax Returns	35

	(b)	Closing Tax Certificate	35

11.	TERMINATION		36
	(a)	Termination of Agreement	36
	(b)	Effect of Termination	37

12.	MISCELLANEOUS		37
	(a)	Confidentiality	37
	(b)	Expenses	38
	(c)	No Third Party Beneficiaries	38
	(d)	Succession	38
	(e)	Counterparts	38
	(f)	Incorporation of Exhibits and Schedules	38
	(g)	Set off Rights	38
	(h)	Schedules	38
	(i)	Remedies	38
	(j)	Headings	39
	(k)	Notices	39
	(l)	Governing Law; Venue; Service of Process; Waiver of Jury Trial	40
	(m)	Amendments and Waivers	41
	(n)	Severability	41
	(o)	Construction	41
	(p)	Entire Agreement	41
	(q)	Specific Performance	42
	(r)	Non-Recourse to General Partner	42

EXHIBITS AND SCHEDULES

Exhibits:

Exhibit A:	[Reserved]
Exhibit B:	Form of Acquired Equity Interest Contribution Agreement
Exhibit C:	Form of Principals Guaranty
Exhibit D:	Form of Officer’s Certificate (Contributor)
Exhibit E:	Form of Secretary’s Certificate (Contributor)
Exhibit F:	Form of Officer’s Certificate (Parent)
Exhibit G:	Form of Secretary’s Certificate (Parent)
Exhibit H:	Form of Closing Tax Certificate

Schedules:

Schedule 1(a)(i):	Parent’s Knowledge Individuals
Schedule 1(a)(ii):	Contributor’s Knowledge Individuals
Schedule 3(c):	Noncontravention (Parent)
Schedule 5(b)(i):	Capitalization
Schedule 5(k):	Financial Statements
Schedule 8(a)(vi):	Contributor Required Consents
Schedule 8(b)(vi):	Parent Required Consents

CONTRIBUTION AND SALE AGREEMENT

This Contribution and Sale Agreement dated as of July 28, 2010 is by and between Genesis Energy, L.P., a Delaware limited partnership (the “Parent”), and TD Marine, LLC, a Delaware limited liability company (the “Contributor”).

INTRODUCTION

1.              On June 11, 2008, the Contributor and the Parent formed a joint venture arrangement (generally referred to herein as Marine (defined below)) to acquire, own and operate the private inland marine barge transportation business;

2.              The Contributor controls, and owns an effective 51% interest in, Marine, through its 90.67% interest in JV (defined below), which owns a 75% interest in Holdings (defined below), which owns a 75% interest in Marine; and

3.              The Contributor and the Parent desire for the Contributor to contribute its effective 51% interest in Marine to the Parent – by contributing the Contributor’s 90.67% interest in JV – in exchange for the consideration set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties hereto agree as follows:

1.              Definitions.  Capitalized terms not otherwise defined herein shall have the meaning set forth below.

“Acquired Equity Interest” means all of JV’s issued and outstanding Class A membership interests, which represents 90.67% of all of JV’s issued and outstanding Equity Interest.

“Acquired Equity Interest Contribution Agreement” means the Acquired Equity Interest Contribution Agreement substantially in the form of Exhibit B to be entered into at the Closing.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, Obligations, Taxes, liens, losses (including any diminution in value), expenses, and fees, including court costs and attorneys’ fees and expenses, but excluding (except as provided in Article 9) punitive, exemplary, special, indirect and consequential damages; provided, however, that the Contributor Indemnitees shall not be deemed to have suffered an Adverse Consequence as a result of a loss (including any diminution in value) in, or relating to, their ownership interests in Parent or Genesis Energy, LLC.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified and in addition, with respect to the Contributor, means the Principals and any Affiliate of the Principals.  For purposes of this definition, the term “control” (including its derivatives) means the ability to direct the management or policies of such Person by ownership of voting interest, contract or otherwise and shall be construed as such term is used in the rules promulgated under the Securities Act, provided, however that, after the Closing (x) each Subject Company will be deemed to be an Affiliate of the Parent (not of the Contributor), and (y) the Contributor and each Person (other than any Subject Company) who was an Affiliate of the Contributor immediately before the Closing will be deemed not to be an Affiliate of the Parent, and vice versa.

“Agreement” means this Contribution and Sale Agreement (including all Exhibits, Schedules and other attachments hereto), as the same may be amended, supplemented or otherwise modified from time to time.

“Associate” or “Associates” means (a) the Contributor and each Principal, (b) each Affiliate of each Person described in (a) above, (c) each Person, if any, who is, directly or indirectly, the beneficial owner of 10% or more of any class of Equity Interest of each Person described in (a)-(b) above, (d) each Person in which each Person described in (a)-(c) above is, directly or indirectly, the beneficial owner of 10% or more of the Equity Interest or any class of Equity Interest of such Person, (e) each trust or other estate in which each Person described in (a)-(d) above has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, (f) each director, manager, partner or officer of each Person described in (a)-(e) above and (g) each spouse or child living in the same household of each natural person described in (a)-(f) above.

“Basis” means any past or current fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that forms or reasonably could be expected to form the basis for any specified consequence.

“Closing” has the meaning set forth in Section 2(c).

“Closing Date” has the meaning set forth in Section 2(c).

“Closing Statement” has the meaning set forth in Section 2(f)(ii).

“Code” means the Internal Revenue Code of 1986, as amended, or any successor Law.

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights or other contracts that could require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person; (c) statutory pre-emptive rights or pre-emptive rights granted under a Person’s Organizational Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

“Confidential Information” means (i) any information concerning the existence or nature of this Agreement or the transactions contemplated hereby, (ii) any confidential, proprietary and/or trade secret information of or relating to the Parent and its Affiliates (including the Subject Assets or the Subject Companies) and (iii) any confidential or non-public proprietary information relating to the Parent and its Affiliates furnished to the Contributor in the Parent’s Schedules.

“Contributor” has the meaning set forth in the preamble.

“Contributor Indemnitees” means (a) the Contributor, (b) each Affiliate of the Contributor and (c) each Person that is a director, manager, partner, officer, employee, agent or other representative (or Person performing similar functions) of any Person described in (a) or (b) above, but only to the extent such Person is acting in such capacity.

“Contributor Parties” means the Contributor and the Principals.

“Contributor Required Consents” has the meaning set forth in Section 8(a)(vi).

“Courts” has the meaning set forth in Section 12(l)(i).

“Damage Amount” means, with respect to any and all damage, destruction or condemnation covered by Section 6(e) in the aggregate, the amount equal to 115% of the replacement cost of the underlying asset.

“Delaware LLC Act” means the Delaware Limited Liability Company Act, as amended.

“DGMT Holdings” means DGMT Holdings, LLC, a Delaware limited liability company.

“Encumbrance” means any mortgage, pledge, lien (including maritime liens and preferred maritime liens), encumbrance, charge, security interest, order, Preferential Right, equitable interest, covenant (including any negative covenant), consent or notice right, defect in title, or restriction of any kind (other than customary transfer restrictions contained in the Subject Contracts), including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental” or “Environment” means soil, land surface or subsurface strata, waters (including, navigable ocean, stream, pond, reservoirs, drainage, basins, wetland, ground and drinking), sediments, ambient air, plant life, animal life and all other environmental media or natural resources.

“Environmental Requirements” means all orders, contracts and Laws concerning or relating to or imposing liability for pollution or protection of the Environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving any Hazardous Substances, each as amended and as now in effect and in effect at Closing.

“Equity Interest” means (a) with respect to a corporation, any and all shares of capital stock and any Commitments with respect thereto, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests, and any Commitments with respect thereto, and (c) any other direct equity ownership or participation in a Person.

“Financial Statements” means the Interim Financial Statements together with the Year-End Financial Statements.

“GAAP” means accounting principles generally accepted in the United States of America.

“Genesis Credit Agreement” means the Second Amended and Restated Credit Agreement dated as of June 29, 2010 among the Parent, as borrower, the lenders party thereto and BNP Paribas, as administrative agent, as amended, restated, replaced or otherwise modified from time to time.

“Genesis Marine” means Genesis Marine Investments, LLC, a Delaware limited liability company.

“Governmental Authority” means the United States or any agency thereof and any state, county, parish, city or other political subdivision, agency, court or instrumentality.

“Grifco” means Grifco Transportation Two, Ltd., a Texas limited partnership.

“Hazardous Substances” means (a) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “solid wastes,” “hazardous materials,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “hazardous air pollutants,” “pollutants,” “contaminants,” “toxic chemicals,” “toxics,” “hazardous chemicals,” “extremely hazardous substances,” “regulated substances” or “pesticides” as defined in any applicable Environmental Requirements; (b) any radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, radon, petroleum and natural gas products or byproducts or polychlorinated biphenyls and (c) any other chemical, material, substance, or force regulated under any Environmental Requirement.

“Hedging Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Holdings” means DG Marine Holdings, LLC, a Delaware limited liability company.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

“Indebtedness” means, on a consolidated basis, all Obligations of the Subject Companies for (a) borrowed money, (b) any capital lease Obligation, (c) any Obligation (whether fixed or contingent) to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit, (d) any guarantee with respect to indebtedness (of the kind otherwise described in this definition) of any Person, and (e) any other liability, indebtedness or Obligation secured by a mortgage, lien or other security interest on any Subject Assets (other than a Permitted Encumbrance).

“Indemnified Party” has the meaning set forth in Section 9(d)(i).

“Indemnifying Party” has the meaning set forth in Section 9(d)(i).

“Intellectual Property” means all intellectual property rights used by each Subject Company in connection with the Subject Business that arise from or in respect of the following: (a) patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, and all applications, registrations and renewals thereof, (c) copyrights and registrations and applications therefor, works of authorship and mask work rights, (d) Software and (e) Technology.

“Interim Financial Statements” means the unaudited consolidated balance sheet, statement of income, statement of members’ capital, and statement of cash flows for each Subject Company and their respective consolidated Subsidiaries as of May 31, 2010, and for the interim period from January 1, 2010 to May 31, 2010.

“JV” means DG JV, LLC, a Delaware limited liability company.

“Knowledge” means the actual conscious awareness, without inquiry, of (i) with respect to the Parent, the individuals listed on Schedule 1(a)(i), and (ii) with respect to the Contributor, the individuals listed on Schedule 1(a)(ii).

“Law” means any statute, code, regulation, rule, injunction, judgment, order, decree, ruling, common law, charge or other restriction of any applicable Governmental Authority, including any Shipping Law, as in effect as of the date hereof with respect to any representation or warranty made on the date hereof, and as in effect on the Closing Date with respect to any other representation, warranty, agreement, covenant, closing condition or other matter hereunder.

“Marine” means DG Marine Transportation, LLC, a Delaware limited liability company.

“Marine Credit Agreement” means the Revolving Credit Agreement dated as of July 18, 2008 among Marine, as borrower, the lenders from time to time party thereto, Suntrust Bank, as administrative agent, and BMO Capital Markets Financing, Inc., as syndication agent, as amended, restated, replaced or otherwise modified from time to time.

“Marine Lender” means a lender under the Marine Credit Agreement.

“Marine Subordinated Debt” means the debt issued pursuant to that certain Senior Subordinated Credit Agreement dated as of May 30, 2008 between Marine, as borrower, and Genesis Marine, as lender, as amended.

“Obligations” means duties, liabilities and obligations, whether vested, absolute or contingent, known or unknown, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, due or to become due, and whether contractual, statutory or otherwise.

“Ordinary Course of Subject Business” means the ordinary course of business consistent with the applicable Person’s past custom and practice (including with respect to quantity, quality and frequency).

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles or certificate of formation, regulations, limited liability company operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Parent” has the meaning set forth in the preamble.

“Parent Indemnitees” means (a) the Parent, (b) each Affiliate of the Parent and (c) each Person that is a director, manager, partner, officer, employee, agent or other representative (or Person performing similar functions) of any Person described in (a) or (b) above, but only to the extent such Person is acting in such capacity.

“Parent Required Consents” has the meaning set forth in Section 8(b)(iv).

“Party” or “Parties” means any of the Parent or the Contributor, individually or collectively, as the case may be.

“Payoff Letter” means a letter from Suntrust Bank, as administrative agent, on behalf of each Marine Lender addressed to Marine setting forth (i) the name of each Marine Lender to whom an amount is owed under the Marine Credit Agreement, (ii) the aggregate payments necessary to be made at Closing in order to satisfy in full all amounts outstanding, including all principal, interest, fees, prepayment penalties or other amounts due or owing with respect thereto, (iii) wiring instructions or other payment instructions to such Marine Lender and (iv) an acknowledgement that Marine has fully satisfied all amounts outstanding under the Marine Credit Agreement as of the Closing Date.

“Permit” has the meaning set forth in Section 5(h).

“Permitted Encumbrances” means (i) any liens securing Taxes and assessments that are not yet due; (ii) any maritime liens, inchoate, mechanic’s, materialmen’s and similar liens incurred in the Ordinary Course of Subject Business and securing amounts that are not yet past due; (iii) any Obligations or duties reserved to or vested in any municipality or other Governmental Authority to regulate any assets of any relevant Person in any manner, including any applicable laws; (iv) any inchoate liens or other Encumbrances incurred in the Ordinary Course of Subject Business and created pursuant to any operating, construction, operation and maintenance, co-owners, cotenancy, lease or other operating agreements for which amounts are not yet past due; (v) vendor’s liens in respect of trade payables of the Subject Companies incurred in the Ordinary Course of Subject Business and not yet past due; (vi) any liens or Encumbrances arising under this Agreement; and (vii) any easements, rights-of-way, restrictions and other similar arrangements incurred in the Ordinary Course of Subject Business and which do not in any case materially interfere with the use of the affected Subject Asset in the manner in which it is used in the Subject Business.

“Person” means an individual or entity, including any partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, unincorporated organization or Governmental Authority (or any department, agency or political subdivision thereof).

“Preferential Rights” has the meaning set forth in Section 5(m).

“Prime Rate” means that variable rate of interest per annum published from time to time in the Wall Street Journal as the prime rate at the time such rate must be determined under the terms of this Agreement.

“Principal” means each of James E. Davison (Sr.), an individual, Steven K. Davison, an individual, and Todd A. Davison, an individual.

“Principals Guaranty” means an agreement substantially in the form of Exhibit C to be entered into at Closing.

“Proposed Closing Statement” has the meaning set forth in Section 2(f)(i).

“Purchase Price” means $25,500,000 plus (i) the amount, if any, by which the total of the Purchase Price Increases exceed the total of the Purchase Price Decreases, or minus (ii) the amount, if any, by which the total of the Purchase Price Decreases exceed the total of the Purchase Price Increases.

“Purchase Price Decreases” means, without duplication, (i) any reduction of the Purchase Price pursuant to Section 6(e) (Damage or Condemnation) and (ii) any other Purchase Price decreases contemplated by this Agreement.

“Purchase Price Increases” means, without duplication, any Purchase Price increases contemplated by this Agreement.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Shipping Laws” means all statutory laws and regulations and general maritime laws of the United States of America, including the Shipping Act of 1916 and the Merchant Marine Act of 1920, governing the identification, documentation, ownership, crewing, inspection and operating of United States documented and coastwise trade endorsed vessels, as same have been amended from time to time and as same has now been amended, consolidated and restated at Pub. Law No. 109-304,120 Stat. 1485 (2006), Title 46 United States Code Shipping [Revised], Sections 1 to 105 and 2101 and following.

“Software” means any and all of the following that are used by (or for the benefit of) the Subject Companies: (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) documentation including user manuals and other training documentation related to any of the foregoing.

“Subject Assets” means all rights, title and interest in and to all assets and rights owned by JV, Marine, Holdings, DGMT Holdings and Grifco.

“Subject Business” means the operations, assets, liabilities, obligations, prospects, relationships and activities of the Subject Companies or in any way relating to the Subject Assets or reflected in the Financial Statements.

“Subject Companies” means JV, Holdings, Marine, DGMT Holdings, and Grifco, and “Subject Company” means any of the Subject Companies.

“Subject Company Adverse Effect” means any change, effect, event, occurrence, condition or other circumstance relating to the rights, obligations, business, results of operations or financial condition or properties of the Subject Companies (including their consolidated Subsidiaries), the Subject Company Assets, or Subject Business, taken as a whole, that, individually or in the aggregate, with other changes, effects, events, conditions or other circumstances adversely affects the value of such rights, obligations, business, results of operations or condition (financial or otherwise) and properties; provided that in determining whether a Subject Company Adverse Effect has occurred, changes, effects, events, conditions or other circumstances relating to (a) the industries in which each Subject Company operates, (b) United States or global economic conditions or financial markets in general or (c) the transactions contemplated by this Agreement, shall not be considered to give rise to or constitute a Subject Company Adverse Effect; provided further, however, that to be excluded under subsection (a) or (b) above, such condition may not disproportionately affect, as compared to others in such industry, the Subject Companies, or their respective rights, obligations, businesses, results of operation or financial condition or properties.

“Subject Company Material Adverse Effect” means any Subject Company Adverse Effect that, individually or in the aggregate with all other Subject Company Adverse Effects, is material to the rights, obligations, business, results of operations or condition (financial or otherwise) and properties of the Subject Companies (including their consolidated Subsidiaries), the Subject Assets or the Subject Business, taken as a whole.

“Subject Contracts” means every oral or written contract to which a Subject Company is a party or to which any Subject Asset is subject, including any entered into after the date of this Agreement.

“Subject Insurance Policies” means those policies of insurance, that the Subject Companies or any of their Affiliates maintain covering the Subject Business, the Subject Assets or the Subject Companies.

“Subject Land” means the Subject Assets constituting tracts or parcels of land, whether owned or leased, that are used in or relate to the Subject Business or the Subject Assets.

“Subject Real Property” means (i) the Subject Land together with (ii) all buildings and other structures, facilities or improvements currently or hereafter located thereon and permanently affixed thereto; (iii) all related appurtenances constituting real property (including fixtures); and (iv) all easements, licenses, Permits, rights and appurtenances relating to the property described in the foregoing clauses (i) and (ii).

“Subsidiary” means, with respect to any Person: (a) any corporation of which more than 50% of the total voting power of all classes of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors is owned by such Person directly or through one or more other Subsidiaries of such Person and (b) any Person other than a corporation of which at least a majority of the issued and outstanding Equity Interests (however designated) entitled (without regard to the occurrence of any contingency) to vote in the election of the partners, directors, managers, or other governing body that will control the management of such entity is owned by such Person directly or through on or more other Subsidiaries of such Person.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), custom duties, capital stock, franchise, profits, withholding, social security (or similar excises), unemployment, disability, ad valorem, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the liability for Taxes of any other person whether or not shown as due or payable on any Tax Return or Tax Records.

“Tax Benefit” means an amount by which the Tax liability of a Party (or group of Persons including the Party) is reduced (including by deduction, reduction of income by virtue of increased Tax basis or otherwise, entitlement of refund, credit, or otherwise).

“Tax Records” means all Tax Returns and Tax-related work papers relating to the Contributor, the Subject Assets and the Subject Business.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials that are used by the Subject Companies in connection with the Subject Business.

“Third Party Claim” has the meaning set forth in Section 9(d)(i).

“Transaction Agreements” means this Agreement, the Acquired Equity Interest Contribution Agreement and the Principals Guaranty and all other bills of sale and contracts executed and delivered in connection with the transactions contemplated herein.

“Vessels” means all of the barges, tow boats, and push boats, together with their machinery, engines and equipment, anchors, cables, tackle, furniture, and all other necessaries thereto appertaining and belonging which are part of the Subject Assets.

“WARN Act” has the meaning set forth in Section 5(t)(i)

“Year-End Financial Statements” means the audited consolidated balance sheets, statements of income, statements of partner’s capital and statements of cash flow for Marine and its consolidated Subsidiaries as of, and for the year ended December 31, 2009 and for the period from July 18, 2008 through December 31, 2008.

2.              Contribution and Sale

(a)            Contribution and Sale of Acquired Equity Interest.  Subject to the terms and conditions of this Agreement, the Contributor agrees to contribute or sell, assign, convey and transfer to the Parent (or its designee), and the Parent agrees to acquire (or cause its designee to acquire), all rights, title and interest in and to the Acquired Equity Interest for the Purchase Price in cash, free and clear of all Encumbrances other than as set forth in the Organizational Documents of JV.

(b)            Consideration.  In consideration for the contribution, conveyance and transfer of the Acquired Equity Interest as contemplated in (a) above, the Parent agrees to deliver or cause to be delivered the Purchase Price to (or for the benefit of) the Contributor, paying same by wire transfer of immediately available funds, to the Contributor or its designee(s).

(c)            The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 1111 Louisiana, 44th Floor, Houston, Texas, commencing at 9:00 a.m., local time, on the third business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby has occurred (other than conditions with respect to actions each Party shall take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”).

(d)            Contributor Deliveries at the Closing.  At the Closing, the Contributor shall deliver to the Parent:

(i)             The Acquired Equity Interest Contribution Agreement, duly executed by the Contributor.

(ii)            The Principals Guaranty, duly executed by each of the Principals.

(iii)           An Officer’s certificate for the Contributor, in the form of Exhibit D, duly executed on behalf of the Contributor by an executive officer of the Contributor.

(iv)           A Secretary’s certificate for the Contributor, in the form of Exhibit E duly executed on behalf of the Contributor.

(v)            All other Transaction Agreements required to be delivered by the Contributor, duly executed by or on behalf of the Contributor.

(e)            Parent Deliveries at the Closing.  At the Closing, the Parent shall deliver to the Contributor:

(i)             the Acquired Equity Interest Contribution Agreement, duly executed by the Parent.

(ii)            An Officer’s certificate for the Parent, in the form of Exhibit F, duly executed on behalf of the Parent by an executive officer of the Parent.

(iii)           A Secretary’s certificate for the Parent, in the form of Exhibit G duly executed on behalf of the Parent.

(iv)           All other Transaction Agreements required to be delivered by the Parent, duly executed by or on behalf of the Parent.

(f)             Proposed Closing Statement and Post-Closing Adjustment

(i)             At least five (5) business days prior to the Closing Date, the Parent, with the assistance of the Contributor, shall cause to be prepared and delivered to the Contributor a statement (the “Proposed Closing Statement”), setting forth: the Parent’s reasonable good faith estimate, including reasonable detail, of the estimated Purchase Price and the components thereof, including any estimated Purchase Price Decreases, any Adverse Consequences resulting from or attributable to any inaccuracy, violation or breach of any representations, warranties or covenants of the Contributor under this Agreement, and any other adjustments expressly provided by this Agreement.

(ii)            As soon as practicable, but in any event no later than 45 days following the Closing Date, the Parent, with the assistance of the Contributor, shall cause to be prepared and delivered to the Contributor a statement, including reasonable detail, of the estimated Purchase Price and the components thereof, including any estimated Purchase Price Decreases, any Adverse Consequences resulting from or attributable to any inaccuracy, violation or breach of any representations, warranties or covenants of the Contributor under this Agreement and any other adjustments expressly provided by this Agreement (the “Closing Statement”).

(iii)           Upon receipt of the Closing Statement, the Contributor and the Contributor’s independent accountants shall be permitted to examine the schedules and other information (including the books and records of the Subject Companies) used or generated in connection with the preparation of the Closing Statement and such other documents as the Contributor may reasonably request in connection with its review of the Closing Statement.  Within 30 days of receipt of the Closing Statement, the Contributor shall deliver to the Parent a written statement describing in reasonable detail its objections, if any, to any amounts or items set forth on the Closing Statement.  If the Contributor does not raise objections within such period, then the Closing Statement shall become final and binding upon the Contributor.  If the Contributor raises objections, the Parties shall negotiate in good faith to resolve any such objections.  If the Parties are unable to resolve any disputed item (other than disputes involving the application or interpretation of the Law or other provisions of this Agreement) within 15 days after the Contributor’s delivery to the Parent of its written statement of obligations to the Closing Statement, any such disputed item shall be submitted to a nationally recognized independent accounting firm mutually agreeable to the Parties who shall be instructed to resolve such disputed item in accordance with the terms of this Agreement within 30 days.  The resolution of disputes by the accounting firm so selected shall be set forth in writing and shall be conclusive, binding and non-appealable upon the Parties, and the Closing Statement, as adjusted by the resolution of the disputed items, shall thereupon become final and binding.  The fees and expenses of such accounting firm shall be paid one-half by the Parent and one-half by the Contributor.  The Parties agree that any disputed item related to the application or interpretation of the Law or other provisions of this Agreement shall not be resolved by the designated accounting firm, but shall instead be resolved by litigation among the Parties if the Parties are unable to resolve such disputed item through agreement.

(iv)           If the Purchase Price as set forth on the Closing Statement exceeds the estimated Purchase Price as set forth on the Proposed Closing Statement, the Parent shall pay the Contributor cash in the amount of such excess.  If the estimated Purchase Price as set forth on the Proposed Closing Statement exceeds the Purchase Price as set forth on the Closing Statement, the Contributor shall pay to the Parent (or its designee) cash in the amount of such excess.  After giving effect to the foregoing adjustments, any amount to be paid by the Parent to the Contributor, or to be paid by the Contributor to the Parent, as the case may be, shall be paid in the manner and with interest as provided in Section 2(f)(v) at a mutually convenient time and place within five (5) business days after the later of acceptance of the Closing Statement or the resolution of the Contributor’s objections thereto pursuant to Section 2(f)(iii).

(v)            Any cash payments pursuant to this Section 2(f) shall be made by causing such payments to be credited in immediately available funds to such account or accounts of the Parent or the Contributor, as the case may be, as may be designated by the Parent or the Contributor, as the case may be.  If any cash payment is being made after the fifth business day referred to in Section 2(f)(iv) the amount of the cash payment to be made pursuant to this Section 2(f) shall bear interest from and including such fifth business day to, but excluding, the date of payment at a rate per annum equal to the Prime Rate plus two percent.  Such interest shall be payable in cash at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days for which due.

(vi)           Upon Parent’s reasonable request submitted to the Contributor at any time or from time to time prior to Closing, the Contributor shall cooperate in the preparation of the Closing Statement, including providing customary certifications to the Parent, and, if requested, to the Parent’s independent accountants or the accounting firm selected by mutual agreement of the Parties pursuant to Section 2(f)(iii).

(vii)          Except as set forth in Section 2(f)(iii), each Party shall bear its own expenses incurred in connection with the preparation and review of the Closing Statement.

(viii)         The Parties acknowledge and agree that any inaccuracies omissions, mischaracterizations or similar errors contained in the Proposed Closing Statement or the Closing Statement shall not be subject to any limitations set forth in Article 9, including any “deductible,” or “cap.”

3.              Representations and Warranties Concerning the Parent.  The Parent hereby represents and warrants to the Contributor that the following statements contained in this Article 3 are true and correct.

(a)            Organization and Good Standing.  The Parent is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified and in good standing under the Laws of each other jurisdiction that requires qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, adversely affect the Parent’s ability to close.  The Parent has full power and authority to carry on the business in which it is engaged, and to own and use the properties owned and used by it except where the failure to own and use the properties owned and used would not, individually or in the aggregate, delay or adversely affect the Parent’s ability to consummate the transactions contemplated by the Transaction Agreements.  There is no proposed, pending or, to the Knowledge of the Parent, threatened action (or, to the Knowledge of the Parent, Basis therefor) the dissolution, liquidation, insolvency or rehabilitation of the Parent.

(b)            Authorization of Transaction.  The Parent has full power and authority to execute and deliver each Transaction Agreement to which the Parent is a party and to perform its obligations thereunder.  Each Transaction Agreement to which the Parent is a party constitutes the valid and legally binding obligation of the Parent, enforceable against the Parent in accordance with its terms and conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  Except for filings required to be made under the HSR Act (if any), authorization required by Environmental Requirements, and compliance with applicable securities Laws, the Parent does not need to give any notice to, make any filing with or obtain any authorization, consent or approval of any Governmental Authority or any other Person to consummate the transactions contemplated by this Agreement or any other Transaction Agreement to which the Parent is a party.

(c)            Noncontravention.  Except as set forth on Schedule 3(c), neither the execution and delivery of any Transaction Agreement to which the Parent is a party, nor the consummation of any of the transactions contemplated thereby, shall, (A) violate any Law to which the Parent is subject or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel or require any notice, payment or lien under any agreement, contract, lease, license, instrument or other arrangement to which the Parent is a party or by which the Parent is bound or to which any of the Parent’s assets are subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, right to payment or other compensation or Encumbrance would not, individually or in the aggregate, delay or adversely affect the Parent’s ability to consummate the transactions contemplated by any Transaction Agreement.

(d)            Brokers’ Fees.  The Parent has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Contributor or any of its Subsidiaries or any Subject Company will have any liability or obligation to pay.

(e)            No Other Representations or Warranties.  Except as and to the extent set forth in this Agreement, the Parent makes no representations or warranties whatsoever to the Contributor and hereby disclaims all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to the Contributor or their representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Contributor by any director, officer, employee, agent, consultant, or representative of the Parent or any Affiliate thereof).

(f)             No Reliance.  The Parent acknowledges that, through its direct or indirect minority ownership interest in each of the Subject Companies, the Parent is somewhat familiar with the Subject Companies, the Subject Business and the Subject Assets.  The Parent covenants that the Parent has reviewed and had access to all documents, records, and information which it has desired to review in connection with its decision to enter into this Agreement, and to purchase the Acquired Equity Interest and acquire (indirectly) the Subject Assets and to consummate the transactions contemplated hereby.  In deciding to enter into this Agreement, and to consummate the transactions contemplated hereby, the Parent covenants that the Parent has relied solely upon its own knowledge, independent investigation, review and analysis (and that of its representatives) and not on any disclosure or representation made by, or any duty to disclose on the part of, the Contributor, its Affiliates, or any of their representatives, other than the representations and warranties of the Contributor expressly set forth herein and the other Transaction Agreements.

4.              Representations and Warranties Concerning the Contributor Parties.  The Contributor hereby represents and warrants to the Parent that the following statements contained in this Article 4 are true and correct.

(a)            Organization and Good Standing.  The Contributor is duly organized, validly existing and in good standing under the Laws of the state of its organization.  The Contributor is duly qualified and in good standing under the Laws of each other jurisdiction that requires qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, adversely affect the Contributor’s ability to close.  The Contributor has full power and authority to carry on the business in which it is engaged, and to own and use the properties owned and used by it except where the failure to own and use the properties owned would not, individually or in the aggregate, delay or adversely affect the Contributor’s ability to consummate the transactions contemplated by any Transaction Agreement.  There is no proposed, pending or, to the Contributor’s Knowledge, threatened action (or, to the Contributor’s Knowledge, Basis therefor) relating to the dissolution or liquidation of the Contributor or the insolvency or rehabilitation of any Contributor Party.

(b)            Authorization of Transaction.  Each Transaction Agreement to which any Contributor Party is a party constitutes the valid and legally binding obligation of such Contributor Party, enforceable against such Contributor Party in accordance with its terms and conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  The Contributor has received the unanimous approval of its stockholders, partners or members, as the case may be, of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.  No Contributor Party needs to give any notice to, make any filing with or obtain any authorization, consent or approval of any Governmental Authority or any other Person to consummate the transactions contemplated by this Agreement or any other Transaction Agreement to which such Contributor Party is a party.

(c)            Noncontravention.  Neither the execution and delivery of any Transaction Agreement to which a Contributor Party is a party, nor the consummation of any of the transactions contemplated thereby, shall, (A) violate any Law to which such Contributor Party is subject or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel or require any notice, payment or lien under any agreement, contract, lease, license, instrument or other arrangement to which such Contributor Party is a party, or by which such Contributor Party is bound or to which any of its assets are subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, right to payment or other compensation or Encumbrance would not, individually or in the aggregate, delay or adversely affect such Contributor Party’s ability to consummate the transactions contemplated by any Transaction Agreement.

(d)            Brokers’ Fees.  No Contributor Party has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Parent or any of its Subsidiaries or any Subject Company will have any liability or obligation to pay.

(e)            Title to Acquired Equity Interest.  Since the formation of JV, (i) the Contributor has held of record and owned beneficially and (ii) at the Closing, upon payment of the Purchase Price, the Parent will acquire, all of the Acquired Equity Interest, free and clear of any Encumbrances (other than any restrictions on transfer under the Securities Act and state securities Laws and Encumbrances created by the Organizational Documents of JV).  The Acquired Equity Interest is not subject to any Commitments other than those created by the Organizational Documents of JV.

(f)             Capitalization.  Since its formation, (i) all of the Equity Interest of the Contributor has been held of record and owned beneficially by the Principals free and clear of all Encumbrances (other than any restrictions on transfer under the Securities Act and state securities Laws and other than any Encumbrances created by the Organizational Documents of the Contributor), and (ii) none of the Equity Interest of the Contributor has been subject to any Commitments.

(g)            U.S. Citizen.  Each of the Principals is, and since its formation the Contributor has been, a United States citizen within the meaning of the Shipping Laws, including as relating to coastwise trade.

(h)            Solvency.  Immediately after the transactions contemplated by this Agreement are consummated, (a) the fair value of the assets of the Contributor will exceed its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property of the Contributor will exceed the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) the Contributor will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) the Contributor will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and proposed to be conducted after the Closing Date.

(i)             No Other Representations or Warranties.  Except as and to the extent set forth in the Transaction Agreements, the Contributor makes no representations or warranties whatsoever to the Parent and hereby disclaims all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to the Parent or its representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Parent by any director, officer, employee, agent, consultant, or representative of the Contributor or any Affiliate thereof.  The Contributor makes no representations or warranties to the Parent regarding the probable success or profitability of the Subject Business or the Subject Assets.

5.              Representations and Warranties Concerning the Subject Companies and Subject Business.  The Contributor represents and warrants to the Parent, and the Parent represents and warrants to the Contributor, as applicable, that, to such Party’s Knowledge, the following statements contained in this Article 5 are true and correct:

(a)            Title to and Condition of Assets

(i)             Since its inception and through the Closing, JV’s sole asset has been (and is) its 75% membership interest in Holdings.  Since its inception and through the Closing, JV has not owned (and does not own) any other assets, has not conducted (and does not conduct) any operations, and has not incurred (and does not have) any obligations other than those obligations under Holdings’ Organizational Documents.

(ii)            Since its inception and through the Closing, Holdings’ sole asset has been (and is) its 75% membership interest in Marine. Since its inception and through the Closing, Holdings has not owned (and does not own) any other assets, has not conducted (and does not conduct) any operations, and has not incurred (and does not have) any obligations other than those obligations under Marine’s Organizational Documents.

(b)            Capitalization of Subject Companies

(i)             The capitalization of each of the Subject Companies is as set forth in Schedule 5(b)(i).  Schedule 5(b)(i) specifies the owners, legally and beneficially, of the issued and outstanding Equity Interests in each of the Subject Companies.

(ii)            The Equity Interests of each of the Subject Companies described in Schedule 5(b)(i) constitute 100% of the issued and outstanding Equity Interests of each such Subject Company, and such issued and outstanding Equity Interests have been duly authorized, validly issued, fully paid and are non-assessable, except as set forth in the Organizational Documents of such Subject Company or as specified under Sections 18-303, 18-607 and 18-804 of the Delaware LLC Act.  Except as described in Schedule 5(b)(i), the outstanding Equity Interests in each such Subject Company that is owned by any Subject Company are held, as set forth above, free and clear of any Encumbrances (except Encumbrances under such Subject Company’s Organizational Documents or restrictions on transfer under the Securities Act or applicable state securities Laws), and there are no Commitments with respect to any Equity Interest of such Subject Company.  The owners of the Equity Interests in each such Subject Company are not party to any voting trusts, proxies or other contracts or understandings with respect to voting any of such Equity Interests.

(c)            No Subsidiaries.  None of the Subject Companies owns any Equity Interest in any Person other than the Subject Companies.

(d)            Damage, Casualty, Etc.  Since March 31, 2010, except for any damage, destruction or condemnation that occurs after the date of this Agreement and is subject to the provisions of Section 6(e):

(i)             there has not been any material physical damage, destruction or loss to any material portion of the Subject Assets or the Subject Business, whether or not covered by insurance except as indicated in the Financial Statements;

(ii)            there has been no actual, pending, or threatened adverse change affecting any of the Subject Assets or the Subject Business with any customers, licensors, suppliers, distributors or sales representatives of the Subject Companies that would have, individually or in the aggregate, a Subject Company Adverse Effect in excess of $1,000,000;

(iii)           the Subject Business has been operated in all material respects in the Ordinary Course of Subject Business;

(iv)           there has not been any Subject Company Material Adverse Effect;

(v)            none of the matters of the type described in clauses (i)-(xvii) of Section 6(c) has occurred except as would be permitted pursuant to such clauses or as indicated in the Financial Statements; and

(vi)           there is no contract, commitment or agreement to take or cause to take any action that would result in any of the foregoing described in clauses (i), (ii), (iv) or (v), or to operate or maintain the Subject Business other than in the Ordinary Course of Subject Business, in each case, except as expressly permitted hereby.

(e)            Legal Compliance.  Each Subject Company is in compliance and has complied with all applicable Laws of all Governmental Authorities, except where the failure to comply would not, individually or in the aggregate, have a Subject Company Adverse Effect in excess of $1,000,000.

(f)             Tax Matters

(i)             Each Subject Company has (A) duly filed or caused to be filed all Tax Returns (or appropriate extensions) required to be filed by or with respect to such Subject Company or with respect to its assets or operations with the Internal Revenue Service or other applicable taxing authority, (B) paid, or adequately reserved against, all Taxes due or claimed due by a taxing authority from or with respect to such Subject Company or its assets or operations, (C) provided each of its members with a Schedule K-1 (Form 1065) to the extent required and (D) made all deposits required with respect to Taxes.

(ii)            There are no currently proposed or pending adjustments by the Internal Revenue Service or any other taxing authority in connection with any Tax Returns relating to the assets or operations of each Subject Company, and no waiver or extension of any statute of limitations as to any federal, state, local or foreign tax matter relating to the assets or operations of each Subject Company has been given by or requested from such Subject Company with respect to any Tax year.

(iii)           No Subject Company is currently the beneficiary of any extension of time within which to file any Tax Return.

(iv)           Each Subject Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, shareholder, partner, member or creditor of such Subject Company, or other third party, and all forms (including but not limited to forms W-2 and 1099) required with respect thereto have been properly completed and timely filed.

(v)            Since its inception, each Subject Company (other than Grifco, with respect to which no representation is made) has been taxed as a partnership or a disregarded entity for federal and state income tax purposes.  Since the closing of the acquisition by Contributor of the 90.67% ownership interest in JV, Grifco has been taxed as a partnership or a disregarded entity for federal and state income tax purposes.

(g)            Contracts and Commitments

(i)             With respect to each material Subject Contract:

(A)           such Subject Contract is enforceable in all material respects, subject to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ right generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(B)           such Subject Contract will continue to be so enforceable on terms identical to those contemplated in (A) above following the consummation of the Transaction Agreements (except for those that expire at the end of their term, without regard to the Transaction Agreements);

(C)           the Subject Companies are not (and no applicable counter-party thereto is) in breach or default of such contract, and no event has occurred that, with notice or lapse of time, would constitute a breach or default under such Subject Contract; and

(D)           no party to such Subject Contract has repudiated any provision of such contract.

(h)            Permits.  The Subject Companies have all permits, licenses, authorities, consents, registrations, certificates, waivers, exceptions, orders, variances, approvals, and similar authorizations (collectively, “Permits”) and all quality certificates granted by any industry organization necessary for the continued ownership, use and lawful operation of the Subject Business, consistent in all material respects with the past practices of the Subject Business, except for those the absence of which would not, individually or in the aggregate, result in a Subject Company Adverse Effect of more than $1,000,000.  The Subject Companies are not in default, and no condition exists that with notice or lapse of time or both would constitute a default under any of any Permits except such unenforceability, defaults or conditions that would not, individually or in the aggregate, result in a Subject Company Adverse Effect of more than $1,000,000.

(i)             Litigation.  Neither the Subject Companies, any of the Subject Assets nor the Subject Business (A) is subject to any outstanding injunction, judgment, order, decree, ruling or charge or (B) is the subject of any action, suit, proceeding, hearing or known investigation of, in or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction, or is the subject of any pending or threatened claim, demand or notice of violation or liability from any Person, except for those claims, judgments orders, decrees or rulings that would not, individually or in the aggregate, result in a Subject Company Material Adverse Effect.  There is no Basis for any present or future injunction, judgment, order, decree, ruling, charge or action, suit proceeding, hearing or investigation of, in or before any Governmental Authority, against any of them giving rise to any Obligation of which the Subject Companies would be subject.

(j)             Environmental Matters.  Except to the extent non-compliance would not, individually or in the aggregate, result in a Subject Company Material Adverse Effect:

(i)             The Subject Companies are and have been in compliance with all applicable Environmental Requirements.

(ii)            (a) each Subject Company has obtained, or has timely sought to renew (and has no Knowledge of why such renewal may not occur), all Permits and has made all filings, paid all fees and maintained all material information, documentation and records, as necessary under applicable Environmental Requirements for operating the Subject Assets and the Subject Business (as historically and currently operated), and (b) all such Permits and filings remain in full force and effect.  The Subject Companies have all Permits as are necessary under applicable Environmental Requirements for operating the Subject Assets and the Subject Business, each of which is held in the name of the appropriate Subject Company.

(iii)           There are no pending or threatened claims, demands, actions, administrative proceedings, including any government investigations or mandatory information requests, or lawsuits against any Subject Company or their Affiliates under any Environmental Requirements with respect to the Subject Assets or the Subject Business and it has not received notice of any of the foregoing and the Subject Companies are not, and none of the Subject Assets or the Subject Business is, subject to any outstanding injunction, judgment, order, decree or ruling under any Environmental Requirements.

(iv)           The Subject Companies (including their Affiliates) have not received any written notice that any Subject Company is or may be a potentially responsible party under any Environmental Requirements in connection with any site actually or allegedly containing or used for the treatment, storage or disposal or otherwise subject to a release or threatened release of Hazardous Substances.

(v)            All Hazardous Substances generated, transported, handled, stored, treated or disposed by, in connection with or as a result of the operation of the Subject Companies or the conduct of the Subject Companies (including their Affiliates) of the Subject Business, have been transported only by carriers maintaining valid authorizations under applicable Environmental Requirements and treated, stored, disposed of or otherwise handled only at facilities maintaining valid authorizations under applicable Environmental Requirements and such carriers and facilities (A) have been and are operating in compliance with such authorizations and (B) are not the subject of any existing, pending or threatened action, investigation or inquiry by any Governmental Authority or other Person in connection with any Environmental Requirements.

(vi)           No condition exists at any facility or with respect to any equipment owned or operated by any Subject Company that is reasonably expected to be a violation of or otherwise impose liability under any Environmental Requirement.

(vii)          Each Subject Company has delivered to the Parent all reports within its possession, custody or control regarding the Subject Companies’ compliance with Environmental Requirements and Environmental conditions at or from the Subject Real Property.

(k)            Financial Statements

(i)             Schedule 5(k) sets forth the Financial Statements.

(ii)            (A) The Financial Statements were prepared in all material respects in accordance with GAAP (except as expressly set forth therein, except for the absence of footnotes and, in the Interim Financial Statements, normal year-end adjustments) and fairly present, in all material respects, the consolidated financial position and income, cash flows, and member’s equity associated with the ownership and operation of Marine and its consolidated Subsidiaries as of the dates and for the periods indicated; (B) the Financial Statements do not omit to state any liability required to be stated therein in accordance with GAAP (except as expressly set forth therein, except for the absence of footnotes and, in the Interim Financial Statements, normal year-end adjustments); (C) the Subject Companies have no lease Obligations or contingent liabilities that are not disclosed in the Year-End Financial Statements that, if the Interim Financial Statements had contained footnotes, would have been required by GAAP to have been disclosed or reflected in such footnotes; and (D) the Subject Companies do not have any Obligations that would be required under GAAP to be presented in its financial statements, except for (w) Obligations included in the Financial Statements and not heretofore paid or discharged, (x) Obligations that have arisen after the last day included in the Interim Financial Statements in the Ordinary Course of the business of Marine and its consolidated Subsidiaries, and (y) other Obligations that have arisen after such date that, individually or in the aggregate, are not material and are of the same character and nature as the Obligations included in the Financial Statements.

(l)             Encumbrances for Borrowed Money.  Other than pursuant to the Marine Credit Agreement, there are no material borrowings, loan agreements, promissory notes, pledges, mortgages, guaranties, capital leases or other similar Obligations (direct or indirect) that are secured by or constitute an Encumbrance on the Subject Assets.

(m)           Preferential Purchase Rights.  There are no material preferential purchase rights, options, other rights held by any Person to purchase or acquire any of the Subject Assets or the Subject Business, in whole or in part (“Preferential Rights”).

(n)            Subject Real Property.  Each Subject Company owns or leases all of the Subject Real Property necessary for the continued ownership, use and lawful operation of the Subject Business, consistent in all material respect with the past practices of the Subject Business, except for the absence of ownership or lease which would not individually or in the aggregate, result in a Subject Company Material Adverse Effect.

(o)            Customers, Vendors and Suppliers.  The Subject Companies have not received written notice of either termination or an intention to terminate the relationship with the Subject Companies from any material customer or supplier.  As of the date of this Agreement, there is no present intent of any material customer, vendor or supplier of the Subject Business to discontinue or substantially alter its relationship with the Subject Business upon consummation of the transactions contemplated hereby.

(p)            Intellectual Property.  Each Subject Company has all of the material Intellectual Property necessary for the continued ownership, use and lawful operation of the Subject Business, consistent in all material respects with the past practices of the Subject Business.

(q)            Receivables.  The Subject Companies’ material receivables represent bona fide transactions that arose in the Ordinary Course of Subject Business of the each Subject Company and are properly reflected on its books and records.  All of the Subject Companies’ receivables are good and collectible receivables, are current, and the Subject Companies expect to collect same in accordance with past practice and the terms of such receivables (and in any event within 90 days following the Closing Date) without any material set off or counterclaims.

(r)             Insurance

(i)           Each Subject Company has all of the material Subject Insurance Policies necessary for the continued ownership, use and lawful operation of the Subject Business, consistent in all material respects with the past practices of the Subject Business.

(ii)           With respect to all such Subject Insurance Policies:

(A)           the policies are enforceable (other than those that have lapsed in accordance with their terms);

(B)           neither the Subject Companies nor any Affiliate thereof (and no counter-party) is in breach of such policies (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute a breach under the policies; and

(C)            no party to any such policy has repudiated any provision thereof.

(s)            Inventory.  The Subject Companies’ material inventory, whether reflected on the Financial Statements or not, consists of materials and supplies and parts, all of which is merchantable and fit for the purpose for which it was procured and, except as is reflected on the face of the balance sheet included in the Interim Financial Statements (rather than the notes thereto), none of which is obsolete, damaged, or defective.

(t)             Employees

.  Except to the extent they would not, individually or in the aggregate, constitute a Subject Company Adverse Effect in excess of $1,000,000:

(i)             The Subject Companies have not violated the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Law.

(ii)            No officer, director, agent, employee, consultant, or contractor of any Subject Company is bound by any contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the Subject Business or (ii) to assign to any Subject Company or to any other Person any rights to any invention, improvement, or discovery.  No former or current employee of the Subject Companies is a party to, or is otherwise bound by, any contract that in any way adversely affected, affects, or will affect the ability of the Subject Companies to conduct the Subject Business as heretofore carried on by the Subject Companies.

(iii)           No Subject Company is a party to or bound by any collective bargaining contract or agreement of any kind with a labor organization, nor has it experienced any strikes, grievances, claims of unfair labor practices, other collective bargaining disputes.  The Subject Companies have not committed any unfair labor practice (as determined under any Law).  No organizational effort currently is being made or threatened by or on behalf of any labor union with respect to the Subject Companies’ employees.

(u)            Affiliate Services.  None of the Contributor, any Principal or any Associate of the Contributor or any Principal (other than any of the Subject Companies or their Subsidiaries) provides services or goods to (or has any other contractual relationship with) the Subject Companies, the Subject Assets, or the Subject Business.

(v)            U.S. Citizen.  Since its inception, each Subject Company (provided that no representation is made herein with respect to Grifco or its Subsidiaries) has been, as of the date of this Agreement, each Subject Company is, and at the Closing, each Subject Company will be, a United States citizen within the meaning of the Shipping Laws.  Since the formation of Contributor, such Party has not acquired Knowledge of any facts or circumstances that cause such Party to believe that Grifco Transportation, Ltd. was not at any time before Contributor’s indirect acquisition of the Vessels from Grifco Transportation, Ltd. a United States citizen within the meaning of the Shipping Laws.  Marine has been, is, and immediately after the Closing will be qualified to own and operate the Vessels in the United States coastwise trade under such Shipping Laws.

6.              Pre-Closing Covenants.  The Parties agree as follows with respect to the period between the date of this Agreement and the Closing:

(a)            General.  The Parties shall (and shall cause each Subject Company to) use their commercially reasonable best efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement, including satisfaction of the Parent’s conditions to closing in Section 8(a) and the Contributor’s conditions to closing in Section 8(b).

(b)            Notices, Consents and Audited Financial Statements.  The Parties shall (and shall cause each Subject Company to) give any notices to, make any filings with, and use their commercially reasonable best efforts to obtain any authorizations, consents and approvals of Governmental Authorities and third parties they are required to obtain so as to permit the Closing to occur as soon as reasonably practical, not to be later than 9:00 a.m. (Houston time) by September 30, 2010.

(c)            Operation of Subject Business.  No Party will, without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as expressly contemplated by this Agreement, cause (or acquiesce in the attempt of any Person to cause) any Subject Company to engage in any practice, taking any action or entering into any transaction outside the Ordinary Course of Subject Business.  Subject to compliance with applicable Law, each Party will, upon the reasonable request of the other Party at any time or from time to time prior to Closing, confer from time to time with one or more representatives of the other Party to report on operational matters and the general status of the Subject Business and its operations and will promptly provide to the other Party or its representatives copies of all filings it makes with any Governmental Authority during such period.  Without limiting the generality of the foregoing, during the period commencing on the date of this Agreement and continuing through the Closing, neither Party, without the consent of the other Party (which consent shall not be unreasonably withheld), will cause (or acquiesce in the attempt of any Person to cause) any Subject Company to do, any of the following:

(i)             sell, lease or otherwise dispose of any of its property or assets, other than sales of services in the Ordinary Course of Subject Business and other than dispositions of obsolete, damaged or defective parts, supplies or inventory;

(ii)            acquire (including by merger, consolidation or acquisition of Equity Interest or assets) any Person, make an investment in or a loan to any Person (other than loans to employees in amounts not to exceed in the aggregate outstanding amount $1,000,000), or acquire (including making capital expenditures or leasing (other than leases of equipment made in the Ordinary Course of Subject Business cancelable by each Subject Company upon 90 days’ or less prior notice without penalty)) any assets with an aggregate value in excess of $1,000,000;

(iii)           enter into any joint venture, partnership or similar arrangement;

(iv)           incur, issue, repay, redeem or repurchase any Indebtedness or capital leases or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person, or make any loans or advances, or delay or postpone beyond the applicable due date the payment of accounts payable or other liabilities other than (A) borrowings under the Marine Credit Agreement, (B) endorsements of checks for deposit, (C) causing the issuance of letters of credit, performance bonds and similar Indebtedness not for borrowed money made in the Ordinary Course of Subject Business consistent with past practice, (D) capital lease Obligations that do not exceed $1,000,000, individually or in the aggregate, (E) repayments of borrowings under the Marine Credit Agreement, and (F) any borrowings or payments by Marine pursuant to the Marine Subordinated Debt agreements.

(v)            cause or allow any material Subject Asset to become subject to an Encumbrance, except for Permitted Encumbrances;

(vi)           issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant, repurchase, redemption or encumbrance of any Equity Interest of any Subject Company or any Commitments with respect to any Equity Interest of any Subject Company or declare, set aside or make any distributions or dividends in respect of any such Equity Interest;

(vii)          enter into, amend in any material respect, or terminate any material Subject Contract before the expiration of the term thereof other than to the extent any such contract terminates in accordance with its terms in the Ordinary Course of Subject Business;

(viii)         allow any material Permits to terminate or lapse other than expirations in accordance with their terms, in which case each Subject Company shall use its commercially reasonable efforts to obtain an extension or replacement of such expired Permit if necessary for the Subject Business;

(ix)            cancel or compromise any debt or claim, initiate or settle any action, litigation, complaint, rate filing or administrative proceeding involving payment by the Subject Companies or to the Subject Companies, where the terms of all such settlements, cancellations, compromises or agreements are in excess of $1,000,000 in the aggregate or subject the Subject Assets or the Subject Business after such settlement or agreement to any Subject Company Adverse Effect in excess of $1,000,000;

(x)             make or pledge to make any material charitable or other contribution other than in cash;

(xi)            except as required by Law, make, change or revoke any material Tax election relevant to the Subject Assets;

(xii)           change any material accounting practices in any material respect with the exception of any changes in accounting methodologies that have already been agreed upon by its Equity Interest holders, consistent with its Organizational Documents;

(xiii)         amend the Subject Companies’ Organizational Documents in any material respect;

(xiv)         enter into any material labor or collective bargaining agreement or, through negotiations or otherwise, make any commitment or incur any liability to any labor organizations;

(xv)          utilize any Subject Asset for any purpose other than in connection with the Business; and

(xvi)         enter into any contract, agreement or commitment to do any of the foregoing.

(d)            Exclusivity.  The Contributor will not (and will not permit any Affiliate or any, director, officer, agent or representative thereof to) (i) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to the acquisition (directly or indirectly) of any Equity Interests or any of the assets of the Subject Companies (including any acquisition structured as a merger, consolidation, lease or share exchange, but excluding the types of dispositions covered by Section 6(c)(i) that do not require the Parent’s consent) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing.  The Contributor will use its commercially reasonable efforts to cause its financial advisors and other representatives not to do any of the foregoing.  The Contributor will promptly notify the Parent if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing and, with respect to any of the foregoing occurring on or after the date of this Agreement, shall specify in such notice the terms of any such proposal, offer, inquiry or contact.

(e)            Damage or Condemnation.  If, before Closing, any portion of the Subject Assets owned by Marine or any of its Subsidiaries is damaged, lost or destroyed, or are condemned, forfeited or seized, or if proceedings are filed for condemnation or under the right of eminent domain that results in damage, destruction  or condemnation of property or properties resulting in an aggregate Damage Amount of (i) less than $10,000,000, the Purchase Price shall be reduced by 51% of such Damage Amount net of any insurance proceeds collectible by the Subject Companies, or (ii) more than $10,000,000, neither Party shall be obligated to close.

(f)             Full Access.  Each Party shall permit, and shall cause its Affiliates to permit, representatives of the other Party to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Subject Companies, to all premises, properties, personnel, books, records (including Tax Records), contracts and documents of or pertaining to the Subject Companies and the Subject Assets.

(g)            HSR Act.  If required, the Parties shall prepare, as soon as is practicable, but in any event within ten (10) business days following the execution of this Agreement, all necessary filings in connection with the transactions contemplated by this Agreement that may be required under the HSR Act.  The Parties shall submit such filings to the appropriate Governmental Authority as soon as practicable after the execution hereof for filings under the HSR Act.  The Parties shall request early termination of the waiting period under the HSR Act for the HSR Act filing, shall promptly make any appropriate or necessary subsequent or supplemental filings and shall cooperate in the preparation of such filings as is reasonably necessary and appropriate.  The Parties shall use their respective commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any antitrust or trade regulatory laws of any Governmental Authority.  The Parent and the Contributor agree to take all actions that may be required by the FTC in order to consummate the transactions contemplated hereby as soon as reasonably practicable, except agreeing to sell, hold separate or otherwise dispose of any business or assets so required to be sold, held separate or disposed of by the FTC.  The Parent shall pay 100% of all filing fees in connection with all filings under the HSR Act.

(h)            Liens and Encumbrances.  Prior to or contemporaneously with the Closing, the Contributor shall obtain releases of Encumbrances (if any then exist) on the Acquired Equity Interest (other than restrictions on transfer under the Securities Act or applicable state securities laws), without any post-Closing liability or expense to the Parent and shall provide proof of such releases and payment in full in a form reasonably acceptable to the Parent at the Closing.

(i)             Amendment of Schedules.  Each Party agrees that, with respect to the representations and warranties of such Party contained in Articles 3, 4 and 5 of this Agreement, such Party shall have the continuing obligation until the Closing to correct, supplement, or amend promptly the Schedules with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Schedules.  Any such correction, supplement, or amendment shall be delivered to the other Party as soon as reasonably practicable, but no later than three (3) business days after discovery, but in any event, prior to the Closing Date.  Except to the extent provided to the contrary in the immediately succeeding sentence, for all purposes of this Agreement (including for purposes of determining whether conditions set forth in Article 8 have been fulfilled), the Schedules shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any such correction, supplement, or amendment thereto.  If (and only if) the disclosing Party is not obligated to close and the Closing occurs, then solely for purposes of Article 9 of this Agreement, the Schedules shall be deemed to include that information contained in both the Schedules on the date of this Agreement and in any such correction, supplement or amendment thereto provided from the disclosing Party to the other Party prior to the Closing.

(j)             Payoff Letter and Release of Liens.  The Parent shall use its commercially reasonable best efforts to obtain as soon as reasonably practical (i) a Payoff Letter from Suntrust Bank, as administrative agent, on behalf of each Marine Lender and each hedge counterparty, evidencing full satisfaction of the amount of the outstanding Marine Credit Agreement balance and settling all Hedging Agreements, (ii) a release of all Encumbrances in securing such obligations, and (iii) a release of any and all guarantees, bonds or other financing support previously executed in connection with the Marine Credit Agreement and such Hedging Agreements.

7.              Post-Closing Covenants.  The Parties agree as follows:

(a)            General.  In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article 9).

(b)            Litigation Support.  In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or before the Closing Date involving the Subject Companies or the Subject Assets, the other Party shall cooperate with the contesting or defending Party and its counsel in the defense or contest, make available its personnel, and provide such testimony and access to its books and records (other than books and records which are subject to privilege or to confidentiality restrictions) as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article 9).

8.              Conditions to Obligation to Close

(a)            Conditions to Obligation of the Parent.  The obligation of the Parent to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i)             the representations and warranties of the Contributor contained in this Agreement, including Articles 4 and 5, shall be true and correct in all respects (without giving effect to any supplement to the Schedules or any qualification as to materiality, Subject Company Adverse Effect, Subject Company Material Adverse Effect or concepts of similar import, or any qualification or limitation as to monetary amount or value ) as of the date of this Agreement and at Closing (except for those which refer to a specific date, which shall be true and correct as of such date), except to the extent such inaccuracies, violations or breaches would not (or would not reasonably be expected to) result in a Subject Company Adverse Effect in excess of $1,000,000 or delay or adversely affect the Contributor’s ability to consummate the transactions contemplated by any Transaction Agreement;

(ii)            the Contributor must have performed and complied in all material respects with its covenants hereunder through the Closing;

(iii)           the required waiting period (if any) under the HSR Act shall have expired or early termination shall have been granted with respect to such period;

(iv)           the Contributor must have timely delivered all items required to be delivered at Closing pursuant to Section 2(d);

(v)            there must not be any injunction, judgment, order, decree, ruling or charge in effect preventing consummation of any of the transactions contemplated by this Agreement or any suit or action pending by a Governmental Authority to enjoin the consummation of any of the transactions contemplated by this Agreement;

(vi)           the Contributor must have obtained all material consents required of Contributor or any of the Subject Companies to consummate the Closing (collectively, the “Contributor Required Consents”), in form reasonably acceptable to the Parent;

(vii)          The Parent shall have received a Payoff Letter from Suntrust Bank, as administrative agent, on behalf of each Marine Lender and each hedge counterparty evidencing full satisfaction of the amount of the outstanding Marine Credit Agreement balance and settling all Hedging Agreements, and in exchange for paying-off such Indebtedness at the Closing, the Parent shall receive at the Closing a release of all Encumbrances and a release of any and all guarantees, bonds or other financing support previously executed in connection with the Marine Credit Agreement and such Hedging Agreements;

(viii)         Marine and its Subsidiaries shall not have experienced any casualty, destruction or other damage of the type described in Section 6(e) in any amount in excess of the amount for which such Section 6(e) permits either Party to elect not to close; and

(ix)            There has not been a Subject Company Adverse Effect in an amount in excess of $1,000,000.

 The Parent may waive any condition specified in this Section 8(a) if it executes a writing so stating at or before the Closing.

(b)            Conditions to Obligation of the Contributor.  The obligation of the Contributor to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i)             the representations and warranties of the Parent contained in this Agreement, including Articles 3 and 5, shall be true and correct in all respects (without giving effect to any supplement to the Schedules or any qualification as to materiality or concepts of similar import, or any qualification or limitation as to monetary amount or value) as of the date of this Agreement and at Closing (except for those which refer to a specific date, which shall be true and correct as of such date), except to the extent such inaccuracies, violations, or breaches would not (or would not reasonably be expected to) delay or adversely affect the Parent’s ability to consummate the transactions contemplated by any Transaction Agreement;

(ii)            The Parent must have performed and complied in all material respects with each of its covenants hereunder as of the Closing;

(iii)           the required waiting period (if any) under the HSR Act shall have expired or early termination shall have been granted with respect to such period;

(iv)           the Parent must have timely delivered all items required to be delivered at Closing pursuant to Section 2(e);

(v)            there must not be any injunction, judgment, order, decree, ruling or charge in effect preventing consummation of any of the transactions contemplated by this Agreement or any suit or action pending by a Governmental Authority to enjoin the consummation of any of the transactions contemplated by this Agreement; and

(vi)           the Parent must have obtained or caused to be obtained all material consents required of Parent to consummate the Closing (collectively, the “Parent Required Consents”) in form reasonably acceptable to the Contributor.

The Contributor may waive any condition specified in this Section 8(b) if it executes a writing so stating at or before the Closing.

9.              Remedies for Breaches of this Agreement

(a)            Survival of Representations and Warranties

(i)             Except to the extent provided to the contrary in Sections 9(a)(iii) below, all of the representations and warranties of the Parent contained in this Agreement and all of the representations and warranties of the Contributor contained in this Agreement shall survive the Closing hereunder for a period of twelve (12) months after the Closing Date.

(ii)            [RESERVED].

(iii)           The representations and warranties of (A) the Parent contained in Article 3, (B) the Contributor contained in Article 4 and (C) the Parent and Contributor contained in Section 5(f) shall survive the Closing until the 60th day after the expiration of the statute of limitations applicable to the underlying matter giving rise to that claim.

(iv)           The covenants and obligations of the Parent and the Contributor contained in (A) Section 6 of this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date and (B) any other Sections of this Agreement shall survive the Closing forever.

(b)            Indemnification Provisions for Benefit of the Parent

(i)             In the event:  (x) of any inaccuracy, violation or breach of any of the Contributor’s representations or warranties (without giving effect to any supplement to the Schedules (except to the extent otherwise provided in Section 6(i)) or any qualification as to Subject Company Adverse Effect, Subject Company Material Adverse Effect, materiality or concepts of similar import, or any qualification or limitation as to monetary value) contained herein (other than an inaccuracy in the Closing Statement or representations or warranties contained in Article 4 or Section 5(f)); (y) there is an applicable survival period therefor pursuant to Section 9(a); and (z) the Parent makes a written claim for indemnification against the Contributor pursuant to Section 12(k) within such survival period, then from and after Closing the Contributor agrees, to release, indemnify and hold harmless the Parent Indemnitees from and against any Adverse Consequences suffered by the Parent Indemnitees to the extent relating to or arising from such inaccuracy, violation or breach; provided that the Contributor shall not have any obligation to indemnify the Parent Indemnitees from all such inaccuracies, violations and breaches until the Parent Indemnitees, in the aggregate, have suffered Adverse Consequences by reason of the sum of all such inaccuracies, violations and breaches in excess of an aggregate deductible amount equal to $500,000, at which point the Contributor shall be obligated to indemnify the Parent Indemnitees from and against all Adverse Consequences exceeding $500,000.

(ii)            In the event of:  (x) (1) any breach of the Contributor’s covenants or obligations in this Agreement, or (2) any inaccuracy, violation or breach in the Closing Statement or Section 5(f) of any representation or warranty of the Contributor (without giving effect to any supplement to the Schedules (except to the extent otherwise provided in Section 6(i)) or any qualification as to Subject Company Adverse Effect, Subject Company Material Adverse Effect or materiality) contained in Article 4 or Section 5(f); (y) there is an applicable survival period therefor pursuant to Section 9(a); and (z) the Parent makes a written claim for indemnification against the Contributor pursuant to Section 12(k) within such survival period, then from and after the Closing, the Contributor agrees to release and indemnify the Parent Indemnitees from and against the entirety of any Adverse Consequences suffered by the Parent Indemnitees to the extent relating to or arising from such inaccuracy, violation or breach described in clause (x) of this Section 9(b)(ii).

(iii)           To the extent any Parent Indemnitee becomes liable to, and is ordered to and does pay to any third party that is not a Parent Indemnitee, punitive, exemplary, special or consequential damages caused by any matter for which such Parent Indemnitee is entitled to be indemnified under this Section 9(b), then such punitive, exemplary, special or consequential damages shall be deemed actual damages to such Parent Indemnitee and included within the definition of Adverse Consequences for purposes of this Article 9.  Except to the extent specified in the immediately preceding sentence with respect third party claims, the Contributor shall not be liable to any Parent Indemnitee for any exemplary, punitive, special or consequential damages.

(iv)           Notwithstanding anything in Section 9(b)(i) of this Agreement to the contrary, in no event shall the Contributor ever be required to indemnify the Parent Indemnitees for Adverse Consequences under Section 9(b)(i) in an amount exceeding, in the aggregate, $3,000,000.

(c)            Indemnification Provisions for the Benefit of the Contributor

(i)             In the event: (x) of any inaccuracy, violation or breach of any of the Parent’s representations or warranties (without giving effect to any supplement to the Schedules (except to the extent otherwise provided in Section 6(i)) or any qualification as to materiality or concepts of similar import, or any qualification or limitation as to monetary value) contained herein (other than a representation or warranty contained in Article 3 or Section 5(f)); (y) there is an applicable survival period therefor pursuant to Section 9(a); and (z) the Contributor Indemnitees make a written claim for indemnification against the Parent pursuant to Section 12(k) within such survival period, then from and after the Closing the Parent agrees to release, indemnify and hold harmless the Contributor Indemnitees from and against any Adverse Consequences suffered by the Contributor Indemnitees to the extent relating to or arising from such inaccuracy, violation or breach; provided that the Parent shall not have any obligation to indemnify the Contributor Indemnitees from any such inaccuracies, violations or breaches until the Contributor Indemnitees, in the aggregate, have suffered Adverse Consequences by reason of all such inaccuracies, violations or breaches in excess of an aggregate deductible amount equal to $500,000, at which point the Parent shall be obligated to indemnify the Contributor Indemnitees from and against all Adverse Consequences exceeding $500,000.

(ii)            In the event of:  (x) (1) any breach of the Parent’s covenants or obligations in this Agreement or (2) any inaccuracy, violation or breach of any representation or warranty of the Parent (without giving effect to any supplement to the Schedules (except to the extent otherwise provided in Section 6(i)) or any qualification as to materiality) contained in Article 3 or Section 5(f), (y) there is an applicable survival period pursuant to Section 9(a); and (z) the Contributor Indemnitees make a written claim for indemnification against the Parent pursuant to Section 12(k) within such survival period, then from and after the Closing the Parent agrees to release and indemnify the Contributor Indemnitees from and against the entirety of any Adverse Consequences suffered by the Contributor Indemnitees to the extent relating to or arising from such inaccuracy, violation or breach described in clause (x) of this Section 9(c)(ii).

(iii)           To the extent any Contributor Indemnitee becomes liable to, and is ordered to and does pay to any third party that is not a Contributor Indemnitee, punitive, exemplary, special or consequential damages caused by any matter for which such Contributor Indemnitee is entitled to be indemnified under this Section 9(c), then such punitive, exemplary, special or consequential damages shall be deemed actual damages to such Contributor Indemnitee and included within the definition of Adverse Consequences for purposes of this Article 9.  Except to the extent specified in the immediately preceding sentence with respect to third party claims, the Parent shall not be liable to any Contributor Indemnitee for any exemplary, punitive, special or consequential damages.

(iv)           Notwithstanding anything in Section 9(c)(i) of this Agreement to the contrary, in no event shall the Parent ever be required to indemnify the Contributor Indemnitees for Adverse Consequences under Section 9(c)(i) in an amount exceeding, in the aggregate $3,000,000.

(d)            Matters Involving Third Parties

(i)             If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) that may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Article 9, then the Indemnified Party shall promptly (and in any event within five (5) business days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing.  Failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party, except to the extent the defense of such claim is materially prejudiced by the Indemnified Party’s failure to give such notice, including having the effect of tolling or suspending the statute of limitations applicable to such claim.

(ii)            The Indemnifying Party shall have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party and the Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim which provides for or results in any payment by or Obligation of the Indemnified Party of or for any damages or other amount, any Encumbrance on any property of the Indemnified Party, any finding of responsibility or liability on the part of the Indemnified Party or any sanction or injunction of, restriction upon the conduct of any business by, or other equitable relief upon the Indemnified Party without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(iii)           Unless and until the Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 9(d)(i), the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate.

(iv)           In no event shall the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be withheld unreasonably.

(e)            Indemnification if Negligence of Indemnitee.  THE INDEMNIFICATION PROVIDED IN THIS ARTICLE 9 WILL BE APPLICABLE WHETHER OR NOT THE SOLE, JOINT OR CONTRIBUTORY NEGLIGENCE OF THE INDEMNIFIED PARTY IS ALLEGED OR PROVEN.  THE PARTIES AGREE THE PRECEDING SENTENCE IS COMMERCIALLY CONSPICUOUS.

(f)             No Waiver of Rights or Remedies.  Each Indemnified Party’s rights and remedies set forth in this Agreement will survive the Closing and will not be deemed waived by such Indemnified Party’s consummation of the Transactions and will be effective regardless of any inspection or investigation conducted, by or on behalf of such Indemnified Party or by its directors, officers, employees, or representatives or at any time (regardless of whether notice of such knowledge has been given to Indemnifying Party), whether before or after the date hereof or the Closing Date with respect to any circumstances constituting a condition under this Agreement, unless any waiver specifically so states.

(g)            Determination of Amount of Adverse Consequences.  The Adverse Consequences giving rise to any indemnification obligation hereunder shall be limited to the loss suffered by the Indemnified Party (reduced by any insurance proceeds received, realized or retained by the Indemnified Party as a result of the events giving rise to the claim for indemnification net of any expenses related to the receipt of such proceeds as well as any Tax Benefit recognized by the Indemnified Party (or the affiliated group of which it is a member) occasioned by such loss or damage).  The amount of the loss and the amount of the indemnity payment shall be computed by taking into account the timing of the loss or payment, as applicable, using a Prime Rate plus 2% interest or discount rate, as appropriate.  Upon the request of the Indemnifying Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Section 9(g).  An Indemnified Party shall take all reasonable steps to mitigate damages in respect of any claim for which it is seeking indemnification and shall use reasonable efforts to avoid any costs or expenses associated with such claim and, if such costs and expenses cannot be avoided, to minimize the amount thereof.  For the avoidance of doubt, any indemnification obligation pursuant to this Agreement shall be determined based on the Indemnifying Party’s proportionate effective share (based on effective ownership interest percentages in the relevant Subject Company, when applicable), subject to any limitations on indemnification otherwise provided in this Agreement, including “deductibles” and “caps.”  Below are some examples:

(i)             If a Party’s representation and warranty in either Section 3(b) or Section 4(b) (Authorization of Transaction) were to be inaccurate, the amount of the related Adverse Consequences would be 100% of effects of such inaccuracy;

(ii)            If a Party’s representation and warranty in Section 5(e) (Legal Compliance of Subject Companies) relating to JV were to be inaccurate, the amount of the related Adverse Consequences would be such Party’s ownership interest percentage in JV (90.67% for the Contributor and 9.33% for the Parent) multiplied by the effects of such inaccuracy;

(iii)           If a Party’s representation and warranty in Section 5(e) (Legal Compliance of Subject Companies) relating to Holdings were to be inaccurate, the amount of the related Adverse Consequences would be such Party’s effective ownership interest percentage in Holdings (68.0025% for the Contributor and 31.9975% for the Parent) multiplied by the effects of such inaccuracy; and

(iv)           If a Party’s representation and warranty in Section 5(e) (Legal Compliance of Subject Companies) relating to Marine were to be inaccurate, the related Adverse Consequences would be such Party’s effective ownership interest percentage in Marine (51% for the Contributor and 49% for the Parent) multiplied by the effects of such inaccuracy, which would be consistent with the methodology set forth in Section 6(e).

(h)            Tax Treatment of Indemnity Payments.  The Parties hereto agree that all indemnification payments made under this Agreement shall be treated as purchase price adjustments for Tax purposes.

(i)             Exclusive Post-Closing Remedy.  After the Closing, the rights and remedies set forth in this Article 9 shall constitute the sole and exclusive rights and remedies of the Parties under or with respect to the subject matter of this Agreement except for any non-monetary, equitable relief to which any Party may be entitled, and any remedies for willful misconduct or fraud.

(j)             Additional Remedy Matters.  To the extent any claim may be recoverable pursuant to more than one Section of this Article 9, the Indemnified Party may make such claim under any such Section in the alternative.

10.            Tax Matters

(a)            Tax Returns.  The Parent shall prepare or cause to be prepared and file or cause to be filed any all Tax Returns with respect to the Subject Companies, including the final partnership Tax Return of each Subject Company that was a partnership for federal tax purposes immediately prior to the Closing Date for the taxable year ending on the date of termination of such Subject Company pursuant to Section 708(b)(1)(A) of the Code (the “Final Partnership Tax Returns”), and shall timely pay or cause to be paid all Taxes for which the Subject Companies are primarily liable and are shown to be due thereon.  The Final Partnership Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Tax Law.

(b)            Closing Tax Certificate.  At the Closing, the Contributor shall deliver to the Parent a certificate in the form of Exhibit H, signed under penalties of perjury (i) stating it is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (ii) providing its U.S. Employer Identification Number and (iii) providing its address, all pursuant to Section 1445 of the Code and the regulations promulgated thereunder.

11.            Termination

(a)            Termination of Agreement.  The Parties may terminate this Agreement, as provided below:

(i)             The Parent and the Contributor may terminate this Agreement by mutual written consent at any time before the Closing;

(ii)            The Parent may terminate this Agreement, if the Parent is not in default or breach of any representations, warranties, covenants and agreements contained in this Agreement, by giving written notice to the Contributor at any time before Closing (A) in the event of any inaccuracy, violation or breach of any representation, warranty or covenant of the Contributor contained in this Agreement if (w) the Adverse Consequences thereof (with respect to the representations and warranties, without giving effect to any supplement to the Schedules or any qualification as to materiality, Subject Company Material Adverse Effect or Subject Company Adverse Effect or concepts of similar import, or any qualification or limitation as to monetary value) delay or adversely affect the Contributor’s ability to consummate the transaction contemplated by any Transaction Agreement or would constitute or result in a Subject Company Adverse Effect in excess of $10,000,000, (x) the Parent has notified the Contributor of the breach in the manner provided for in Section 12(k) hereof, (y) the breach has continued without cure for a period of 10 business days after receipt of the notice of breach and (z) such breach would result in a failure to satisfy a condition to the Parent’s obligation to consummate the transactions contemplated hereby; or (B) in the event that the Closing shall not have occurred on or before September 30, 2010 (unless such failure results primarily from the Parent breaching any representation, warranty or covenant contained in this Agreement);

(iii)           The Contributor may terminate this Agreement, if the Contributor is not in default or breach of any representations, warranties, covenants and agreements contained in this Agreement, by giving written notice to the Parent at any time before Closing (A) in the event of any inaccuracy, violation or breach of any representation, warranty or covenant of the Parent contained in this Agreement if (w) the Adverse Consequences thereof (with respect to the representations and warranties, without giving effect to any supplement to the Schedules or any qualification as to materiality or concepts of similar import, or any qualification or limitation as to monetary value) delay or adversely affect the Parent’s ability to consummate the transactions contemplated by any Transaction Agreement, (x) the Contributor has notified the Parent of the breach in the manner provided for in Section 12(k) hereof, (y) the breach has continued without cure for a period of 10 business days after receipt of the notice of breach and (z) such breach would result in a failure to satisfy a condition to the Contributor’s obligation to consummate the transactions contemplated hereby; or (B) in the event that the Closing shall not have occurred on or before September 30, 2010 (unless such failure results primarily from the Contributor breaching any representation, warranty or covenant contained in this Agreement); and

(iv)           The Parent or the Contributor may terminate this Agreement if any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or shall have taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable.

(b)            Effect of Termination.  Except for the obligations under Articles 9, 11 and 12, if any Party terminates this Agreement pursuant to Section 11(a), all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party and except that termination of this Agreement will not affect any liability of any Party for any breach of this Agreement prior to termination, or any breach at any time of the provisions hereof surviving termination.

12.            Miscellaneous

(a)            Confidentiality

(i)             The Contributor shall, and shall cause its Affiliates to, not make disclosure of any Confidential Information to any Person other than to its owners, directors, officers, employees, consultants or other representatives to whom such disclosure is necessary or reasonably convenient for the completion of the transactions contemplated by this Agreement; (ii) as required by Law or any securities exchange or market rule; (iii) as may be requested or required by any Governmental Authority (provided that the Contributor first notify the Parent and give the Parent the opportunity to contest such request or requirement), or (iv) except with prior notice of such request for disclosure to, and consent of, the Parent (which consent may be withheld in the Parent’s sole discretion).

(ii)            The Contributor shall, and shall cause its Affiliates to, treat and hold as such all of the Confidential Information and refrain from using any of the Confidential Information except in connection with this Agreement.  If the Contributor is ever requested or required (by oral question or request for information or documents in any action) to disclose any Confidential Information, the Contributor will notify the Parent promptly of the request or requirement so that the Parent may seek an appropriate protective order or waive compliance with this Section 12(a)(ii).  If, in the absence of a protective order or the receipt of a waiver hereunder, the Contributor, on the written advice of counsel, is compelled to disclose any Confidential Information to any Government Authority, arbitrator, or mediator or else stand liable for contempt, that the Contributor may disclose the Confidential Information to the Government Authority, arbitrator, or mediator; provided, however, that the Contributor will use its commercially reasonable best efforts to obtain, at the request of the Parent, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Parent may designate.

(b)            Expenses.  Except as otherwise expressly provided in this Agreement, the Contributor, on the one hand, and the Parent, on the other hand, will each bear their own costs and expenses (including those of Affiliates) incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated by this Agreement and the other Transaction Agreements, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

(c)            No Third Party Beneficiaries.  Except for the indemnification provisions, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(d)            Succession.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.

(e)            Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

(f)             Incorporation of Exhibits and Schedules.  The Exhibits, Schedules and other attachments identified in this Agreement are incorporated herein by reference and made a part hereof.  If there is any conflict or other inconsistency between this Agreement and the Exhibits and Schedules, the terms of this Agreement shall prevail.  To the extent of any ambiguity, inconsistency or conflict between this Agreement and any other Transaction Agreement, the terms of this Agreement will prevail.

(g)            Set off Rights.  The Parent will have the option of setting off all or any part of any amounts due it or its Affiliates under any Transaction Agreement by notifying the Contributor that the Parent is electing to set off the amount outstanding under this Agreement by the amount of such damages.  The Contributor will have the option of setting off all or any part of any amounts due it or its Affiliates under any Transaction Agreement by notifying the Parent that the Contributor is electing to set off the amount outstanding under this Agreement by the amount of such damages.  The Parent’s or Contributor’s exercise, if in good faith, of its set off rights will not constitute an event of default under this Agreement or any other Transaction Agreement.

(h)            Schedules.  If any Schedule to this Agreement discloses a matter in such a way as to make its relevance to the disclosure required by another Schedule to this Agreement readily apparent on the face of such disclosure, the matter shall be deemed to be disclosed in such other Schedule, notwithstanding the omission of an appropriate cross reference to the other Schedule.

(i)             Remedies.  Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity.  Except as expressly provided herein, nothing herein will be considered an election of remedies.

(j)             Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(k)            Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly given two (2) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to the Contributor:	TD Marine, LLC
Attn:  Todd A. Davison
2000 Farmerville Highway
Ruston, LA  71270
Telephone:  (318) 255-3850
Fax:  (318) 255-8936

(with a copy, which shall not constitute notice, to:)

Andrews Kurth LLP
Attn:  G. Michael O’Leary
600 Travis Street
Suite 4200
Houston, TX  77002
Telephone:  (713) 220-4360
Fax:  (713) 238-7130

If to the Parent:	Genesis Energy, L.P.
Attn:  Chief Executive Officer
919 Milam
Suite 2100
Houston, TX  77002
Telephone: (713) 860-2500
Fax:  (713) 860-2647

(with a copy, which shall not constitute notice, to:)

Akin Gump Strauss Hauer & Feld LLP
Attn:  J. Vincent Kendrick
1111 Louisiana
Suite 4400
Houston, TX  77002
Telephone:  (713) 220-5839
Fax:  (713) 236-0822

Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the addresses set forth above using any other means (including personal delivery, expedited courier, messenger service, facsimile, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient.  Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(l)             Governing Law; Venue; Service of Process; Waiver of Jury Trial

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF TEXAS OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF TEXAS, PROVIDED, HOWEVER, THAT ALL REAL PROPERTY MATTERS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE IN WHICH SUCH PROPERTY IS LOCATED.

(i)             EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE JURISDICTION OF THE COMPETENT COURTS OF THE STATES OF LOUISIANA AND TEXAS AND OF THE UNITED STATES OF AMERICA, IN EACH CASE LOCATED IN RUSTON, LOUISIANA OR HOUSTON, TEXAS (THE “COURTS”) FOR ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN THE COURTS), WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE COURTS AND AGREES NOT TO PLEAD OR CLAIM IN ANY COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(ii)            EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS OF SUCH PARTY SET FORTH IN OR DESIGNATED PURSUANT TO SECTION 12(k) OR BY ANY OTHER MEANS PERMITTED BY THE LAWS OF THE STATES OF LOUISIANA OR TEXAS.

(iii)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(m)           Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parent and the Contributor.  No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(n)            Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(o)            Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean including without limitation. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural, and vice versa.  All references herein to Exhibits, Schedules, Articles, Sections or subdivisions thereof shall refer to the corresponding Exhibits, Schedules, Article, Section or subdivision thereof of this Agreement unless specific reference is made to such exhibits, articles, sections or subdivisions of another document or instrument.  The terms “herein,” “hereby,” “hereunder,” “hereof,” “hereinafter,” and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used.  The words “shall” and “will” are used interchangeably throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used.  Except to the extent expressly provided to the contrary, references to a Party include its permitted successors and assigns.  Each certificate delivered pursuant to this Agreement shall be deemed a part hereof, and any representation, warranty or covenant herein referenced or affirmed in such certificate shall be treated as a representation, warranty or covenant given in the correlated Section hereof on the date of such certificate.  Additionally, any representation, warranty or covenant made in any such certificate shall be deemed to be made herein.  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time.

(p)            Entire Agreement.  THIS AGREEMENT (INCLUDING THE DOCUMENTS REFERRED TO HEREIN) CONSTITUTES THE ENTIRE AGREEMENT AMONG THE PARTIES AND SUPERSEDES ANY PRIOR UNDERSTANDINGS, AGREEMENTS, OR REPRESENTATIONS BY OR AMONG THE PARTIES (OTHER THAN THOSE CONTAINED IN THE CONFIDENTIALITY AGREEMENT), WRITTEN OR ORAL, TO THE EXTENT IT HAS RELATED IN ANY WAY TO THE SUBJECT MATTER HEREOF.

(q)            Specific Performance.  Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, and notwithstanding the provisions of Section 12(l) hereof, each Party agrees that the other Parties will be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

(r)             Non-Recourse to General Partner.  Neither the Parent’s general partner nor any other owner of equity interests in the Parent nor any Affiliate of the Parent or its general partner shall be liable for the obligations of the Parent under this Agreement or any of the Transaction Agreements, including, in each case, by reason of any payment obligation imposed by governing state partnership statutes.

*****

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth in the preamble.

PARENT:

Genesis Energy, L.P.

By:	Genesis Energy, L.L.C.,
its sole general partner

By:	/s/ Robert V. Deere
Printed Name:	Robert V. Deere
Title:	Chief Financial Officer

DG Marine Contribution and Sale Agreement Signature Page

CONTRIBUTOR:

TD Marine, LLC

By:	/s/ Todd A. Davison
Printed Name:	Todd A. Davison
Title:	Chief Executive Officer

DG Marine Contribution and Sale Agreement Signature Page